Mail Stop 4561

December 8, 2006

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

        Re: The Royal Bank of Scotland Group plc
                   Form 20-F for Fiscal Year Ended December 31, 2005
                   Filed April 26, 2006
                   File No. 001-10306

Dear Mr. Whittaker:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief